1. Nature of Business and Summary of Significant Accounting Policies

Significant accounting policies followed by Chapin Davis, Inc. and Subsidiary (the Company) as summarized below conform to accounting principles generally accepted in the Unites States of America (U.S. GAAP). The significant accounting policies are summarized as follows:

A. Nature of Operations

Chapin Davis, Inc. (Chapin Davis) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Chapin Davis was incorporated in Maryland using the name Patapsco Securities, Inc. on December 12, 1990. On March 22, 1991, Chapin Davis acquired the operation of Chapin Davis & Co., via an asset purchase agreement. Chapin Davis changed its name from Patapsco Securities, Inc. to Chapin Davis, Inc. in 2008. In 2013, Chapin Davis opened an office in Peoria, Illinois. In 2018, the Company opened an office in Philadelphia, Pennsylvania.

Chapin Davis is a registered securities broker–dealer, which comprises several classes of services including principal transactions, agency transactions and investment advisory and investment banking.

Chapin Davis forwards securities transactions to First Clearing, LLC, which carries and clears such transactions for Chapin Davis on a fully disclosed basis. The investment advisory fees are generated from various accounts that can be maintained at First Clearing, LLC or other brokerage firms.

Chapin Davis Insurance, Inc., a wholly-owned subsidiary of Chapin Davis, is licensed to sell life, property, and casualty insurance products.

B. Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Chapin Davis and its wholly-owned subsidiary, Chapin Davis Insurance, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

C. Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Nature of Business and Summary of Significant Accounting Policies - Continued

   D. Revenue Recognition

   Profit and loss arising from all securities transactions entered into for the account and risk of Chapin Davis are recorded on a trade date basis at fair value and are reflected in principal transactions in revenues in the consolidated statement of income. Trading gains and losses are recorded using the average cost method.

   Commission revenue and related clearing expenses are recorded on a trade date basis. Investment advisory fees are received quarterly and recognized as earned. Investment banking fees are recognized as earned based on the underlying agreements.

   E. Leasehold Improvements and Office Equipment

   The Company's policy is to capitalize leasehold improvement and equipment expenditures of $5,000 or more. Maintenance and repairs that do not significantly improve or extend the lives of the respective assets are charged to operations when incurred. When items of property are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

   Depreciation of leasehold improvements and office equipment is determined by use of a straight line method over the estimated useful life of the asset: leasehold improvements, 15 years and office equipment, five to seven years. Depreciation expense for the year was $36,283 Leasehold improvements and office equipment consisted of the following at December 31, 2020:

Leasehold improvements	$411,317
Office equipment	343,248
Accumulated depreciation	(462,430)
Net	$292,135

   F. Allowance for Doubtful Accounts

   The carrying amount of receivables from the clearing organization and employees are stated net of an allowance for doubtful accounts. The Company estimates the allowance based on an analysis of the open transactions with the clearing organization and a review of each employee's outstanding balance and ability to pay. The allowance for doubtful accounts was $0 at December 31, 2020.

1. Summary of Significant Accounting Policies – Continued

G. Advertising

Advertising costs for 2020 were $8,530. These costs are expensed as incurred.

H. Income Taxes

Chapin Davis and its subsidiary file a consolidated federal income tax return, whereas each company files its own state income tax return. Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax income and between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities included in the consolidated financial statements are calculated utilizing currently enacted tax laws and rates applicable to the period in which the deferred tax assets and liabilities included in the consolidated financial statements are expected to be realized in accordance with Financial Accounting Standards Board (FASB) guidance.

The Company accounts for uncertainty in income taxes in accordance with FASB guidance. Using that guidance, tax positions initially need to be recognized in the consolidated financial statements when it is more-likely-than-not the positions will be sustained upon examination by the tax authorities.

As of December 31, 2020, the Company had no uncertain tax positions, or interest and penalties that qualify for either recognition or disclosure in the consolidated financial statements. With limited exceptions, the Company is no longer subject to income tax examination for any years prior to 2016 for federal and state tax purposes.

I. Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as cash in checking accounts and held in cash accounts at brokerage firms. It does not include money market investments held at the clearing broker.

J. New Accounting Standards Adopted

In February 2016, the FASB amended the Leases topic of the Accounting Standards Codification to revise certain aspects of recognition, measurement, presentation, and disclosure of leasing transactions. The amendments are effective for fiscal years beginning after December 15, 2018. The Company has implemented the new standard and has reflected the impact of it on its financial position, results of operations, and cash flows.

2. Fair Value Measurements

The FASB accounting topic on fair value measurements and disclosures provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy in accordance with FASB guidance are described as follows:

- Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in an active market. This level includes common stocks, corporate bonds, mutual funds, or money market funds based on the closing price reported in the active market where the securities are traded.
- Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, inputs that are derived principally from or corroborated by observable market data by correlation, or other means.
- Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company's assets recorded at fair value include certain investments segregated and on deposit with a clearing organization and securities owned. The Company uses prices obtained from an independent clearing firm to measure the fair value of certain investment securities. The Company validates prices received from the clearing firm using various methods including comparison to quoted market prices, where available, and review of other relevant market data including implied yields of major categories of securities. The Company does not adjust the prices received from the independent clearing firm unless such prices are inconsistent with FASB guidance and result in a material difference in the recorded amounts. At December 31, 2020, the Company did not adjust prices received from the independent clearing firm. All of the company's assets valued at fair value consisted of U.S. Treasury money market shares valued at level 1,

3. Receivables From Clearing Organization and Broker Dealer

Receivables from clearing organization represent commissions and fees.

4. PPP Loan

On May 1, 2020, The Company secured $785,447 with Bank of America (the "Lender") under the Small Business Administration's Paycheck Protection Program ("PPP") that authorized forgivable loans to small businesses. This loan can be used to cover certain expenses during the COVID-19 crisis. The loan amounts will be forgiven as long as the loan proceeds are used to cover payroll costs, rent, certain mortgage interest and utility costs over a period specified in the loan document after the loan is made. If not used for the prescribed purpose, the loan is due on May 1, 2022, along with interest calculated at the rate of 1% per annum.

5. Employee Benefit Plan

The Company has a 401(k) savings-profit sharing plan ("the Plan"). Each participating employee may be permitted to contribute a portion of his compensation to the Plan. Within Plan limits, the Company may contribute on behalf of each eligible participant a matching percentage of the participant's contribution. In addition, the Company may make annual contributions on a discretionary basis. The Company contributed $82,210 to the Plan for the year ended December 31, 2020.

6. Income Taxes

The benefit for income taxes consists entirely of deferred taxes

The following represents the approximate tax effect of each significant type of temporary difference giving rise to the deferred tax assets and liability.

Deferred Tax Asset	
Net operating loss	$ 329,950
Charitable	1,250
Depreciation	(19,700)
Total	$ 311,500

At December 31, 2020, the Company had loss carry forwards totaling approximately $954,000 that may be offset against future taxable income. These carry forwards expire through 2039.

In addition, there are charitable contribution deductions that can be carried forward totaling approximately $3,200 that expire through 2022.

7. Leases

The Company has obligations under an operating leases with initial non-cancelable terms in excess of one year covering office facilities. This lease is included in right-of-use assets and lease liabilities on the company's Statement of Financial Condition. The company's current lease expires in 2024 and includes the option to renew or terminate. The company is not reasonably certain to renew or terminate, therefore renewal and termination options are not considered in the lease term or the right-of-use asset and lease liabilities balances.

Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of future payments over the lease term. The discount rate used to determine the commencement date present value is the interest rate implicit in the lease, or when that is not readily determinable; the company uses its incremental borrowing rate. The company estimates its incremental borrowing rate of 5% over the remaining lease term of 8.7 years based on information available at the lease commencement in determining the present value of future payments. Lease expense for net present value of payments is recognized on a straight-line basis over the lease term.

Aggregate annual payments under this lease agreement at December 31, 2020 are approximately as listed in the table below:

Year Ending December 31,

2021	$ 151,500
2022	155,300
2023	159,300
2024	163,100
2025	167,200
Thereafter	466,600
Total	1,263,000

Present value of lease payment	$ 1,001,251

The company also leases office space under short term leasing arrangements.

Chapin Davis has entered into finance leases for certain equipment. Obligations under finance leases have been recorded in the accompanying consolidated financial statements at the present value of future minimum lease payments. The capitalized cost of approximately $138,000 and related accumulated depreciation of this equipment are included in office equipment, net.

7. Leases - Continued

Future minimum payments under the finance leases are as follows:

2021	$ 2,628
2022	438
	3,066
Less amount representing interest	1,183
Present value of future payments	$ 1,883

8. Credit Risk

In the normal course of business, Chapin Davis's securities activities through its clearing firm involve execution, settlement and financing of various securities transactions for customers. These activities may expose Chapin Davis to risk in the event customers, other brokers and dealers, bank depositories or clearing organizations are unable to fulfill contractual obligations.

The Company does not have any significant concentration in the value of business with a particular customer, group of customers or products.

The Company has concentrated its credit risk by maintaining deposits in a financial institution and its clearing broker. The deposits at the financial institution may at times exceed amounts covered by the insurance provided by the U.S. Federal Deposit Insurance Company (FDIC). The deposits at the clearing broker may at times exceed amounts covered by insurance provided by the Securities Investment Protection Corporation (SIPC). The Company has not experienced a loss in such accounts and believes it is not exposed to any significant credit risk to cash.

9. Guarantees and Indemnifications

FASB guidance requires the Company to disclose information about its obligations under certain guarantee arrangements. The guidance defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability or equity security of a guaranteed party. The FASB guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

9. Guarantees and Indemnifications - Continued

FASB guidance requires the Company to disclose information about its obligations under certain guarantee arrangements. The guidance defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability or equity security of a guaranteed party. The FASB guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Chapin Davis guarantees all of the customer margin account balances held by its clearing broker. Chapin Davis is responsible for payment to its clearing broker for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by the clearing broker as of December 31, 2020 was $327,100 In the event of any customer default, the Chapin Davis has rights to the underlying collateral provided. Given the existence of the underlying collateral provided as well as the negligible historical credit losses, the Chapin Davis does not maintain any loss reserve.

10. Regulatory Requirements

Chapin Davis is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of "aggregate indebtedness" to net capital shall not exceed 15 to 1.

As of December 31, 2020 the net capital was $741,352, which exceeded the capital requirement of $50,000 by $691,352 and the aggregate indebtedness ratio was .58 to 1.

11. Consolidated Subsidiary

The following is a summary of certain financial information of the Company's consolidated subsidiary:

Total assets	$ 76,660
Due to Chapin Davis, Inc	$ (497,068)
Stockholders (deficit)	$ (420,408)

These amounts are not included in the computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission.

12. Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 25, 2021 the date the financial statements were available to be issued. During the period January 1, 2021 through February 25, 2021 the Company did not have any subsequent events requiring recognition or disclosure.